SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Altigen Communications, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

021489109

(CUSIP Number)

Eric Wanger
c/o Wanger Investment Management, LLC
401 North Michigan Avenue, Suite 1301
Chicago, Illinois 60611
(312) 942-9232

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 021489109	13D	Page 2 of 7

1. Names of Reporting Persons Wanger Investment Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
7. Sole Voting Power 0
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,021,379
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,021,379
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,021,379
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 6.50%
14. Type of Reporting Person (See Instructions) OO

CUSIP NO. 021489109	13D	Page 3 of 7

1. Names of Reporting Persons Eric Wanger
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6. Citizenship or Place of Organization USA
7. Sole Voting Power 55,416
Number of Shares Beneficially Owned by Each Reporting Person With	8. Shared Voting Power 1,021,379
9. Sole Dispositive Power 55,416
10. Shared Dispositive Power 1,021,379
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,076,795
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 6.85%
14. Type of Reporting Person (See Instructions) IN

CUSIP NO. 021489109	13D	Page 4 of 7

Explanatory Note: Wanger Investment Management, LLC (“WIM”) and Mr. Eric Wanger previously filed beneficial ownership reports with respect to the common stock of Altigen Communications, Inc., a Delaware corporation (the “Issuer”) on Schedule 13G. Due to Mr. Eric Wanger’s service as a director on the board of directors of the Issuer, WIM and Mr. Eric Wanger are currently filing beneficial ownership reports on Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”) of the Issuer, whose principal executive offices are at 4555 Cushing Parkway, Fremont, California 94538.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Wanger Investment Management, LLC (“WIM”) and Eric Wanger (“Mr. Wanger”, and together with WIM, the “Reporting Persons.”)

A.	Wanger Investment Management, LLC

	(a)	Name of Person Filing:	Wanger Investment Management, LLC (“WIM”)

	(b)	Organization:	WIM is a Delaware limited liability company, the sole member of which is Eric Wanger.

	(c)	Principal Business:	Investment management.

	(d)	Address of Principal Office:	401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(e)	Prior Criminal Convictions:	None

	(f)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

B.	Eric Wanger

	(a)	Name of Person Filing:	Eric Wanger (“Mr. Wanger”)

	(b)	Residence or Business Address:	c/o Wanger Investment Management, LLC 401 North Michigan Avenue, Suite 1301 Chicago, Illinois 60611

	(c)	Present Occupation:	Investment manager.

	(d)	Prior Criminal Convictions:	None

	(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

CUSIP NO. 021489109	13D	Page 5 of 7

(f)	Citizenship:	USA

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Schedule 13D were purchased by WIM and Mr. Wanger in the open market at then-prevailing market prices or were shares issuable upon the exercise by Mr. Wanger of options granted to him in his capacity as director of the Issuer. WIM received funds through contributions of capital from its sole member, Mr. Wanger. The source of Mr. Wanger’s funds was his personal assets.

Item 4. Purpose of Transaction.

The acquisition of the Common Stock by the Reporting Persons was effected for the purpose of investing in the Issuer. The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a):
To the best knowledge of the Reporting Persons, there were 15,714,747 shares of Common Stock outstanding as of February 11, 2008 based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007. The Reporting Persons beneficially own 1,076,795 shares of Common Stock, including 5,416 shares issuable upon exercise of options to acquire shares of Common Stock held by Mr. Wanger. Based on the foregoing, the 1,076,795 shares reported herein as beneficially owned by the Reporting Persons constitute 6.85% of the outstanding shares of Common Stock and consist of the following:

(i)	1,021,379 shares of Common Stock held by WIM;

(ii)	50,000 shares of Common Stock held by Mr. Wanger; and

(iii)	5,416 shares of Common Stock issuable upon exercise of options to acquire shares of Common Stock, which options are held by Mr. Wanger.

Excluded from the above are 34,584 shares of Common Stock in which Mr. Wanger’s right to exercise his option to purchase has not vested as of the date of this filing. Mr. Wanger’s right to exercise an option to purchase 20,000 of such shares of Common Stock vests beginning November 15, 2008. On such date, one-quarter of such shares shall vest and his option to purchase them shall become exercisable, and 1/48th of such shares shall vest and his option to purchase them shall become exercisable each month thereafter. With respect to another option to purchase 20,000 shares of Common Stock, Mr. Wanger’s right to purchase 5,416 shares of Common Stock has already vested as of the date of this filing, and 416 of the shares subject to such option shall vest and his option to purchase them shall become exercisable each month hereafter.

CUSIP NO. 021489109	13D	Page 6 of 7

(b)	Mr. Wanger has the sole power to vote or direct the vote of 55,416 shares of Common Stock. Mr. Wanger has the sole power to dispose or direct the disposition of 55,416 shares of Common Stock.

WIM and Mr. Wanger have shared power to vote or direct the vote of 1,076,795 shares of Common Stock. WIM and Mr. Wanger have shared power to dispose or direct the disposition of 1,076,795 shares of Common Stock.

Except as set forth below, as of the date hereof, none of the Reporting Persons, nor to the knowledge of any of the Reporting Persons, any of the persons listed in Item 2 hereof, beneficially owns any shares of Common Stock other than the shares owned by the Reporting Persons.

(c)	Except as set forth below, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons, other than the following:

(i) On January 31, 2008, WIM purchased 4,300 shares of Common Stock for $1.617 per share.

(ii)
As described in Item 5(a) above, certain of Mr. Wanger’s options to purchase shares of Common Stock vest on a monthly basis. On March 22, 2008 Mr. Wanger’s right to exercise an option to purchase 416 shares of Common Stock will vest. On April 22, 2008 Mr. Wanger’s right to exercise an option to purchase 416 shares of Common Stock will vest.

(d)
No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a director of the Issuer, Mr. Wanger received options to purchase 40,000 shares of Common Stock pursuant to a Stock Option Agreement, dated January 22, 2007, between the Issuer and Mr. Wanger and a Stock Option Agreement, dated November 15, 2007, between the Issuer and Mr. Wanger. See Item 5(a) hereof.

CUSIP NO. 021489109	13D	Page 7 of 7

Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

1.	Form of Stock Option Agreement (incorporated by reference to exhibit filed with the Issuer’s Registration Statement on Form S-1 (No. 333-80037) declared effective on October 4, 1999).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2008

WANGER INVESTMENT MANAGEMENT, LLC

By:	/s/ Eric Wanger
Name:	Eric Wanger
Title:	Managing Member

/s/ Eric Wanger
Eric Wanger